Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial

statements as of December 31, 2019, June 30, 2019

and for the six-month periods ended December 31,

2019 and 2018.

BIOCERES CROP SOLUTIONS CORP.

INDEX

Unaudited interim condensed consolidated financial statements as of December 31, 2019, June 30, 2019 and for the six-month periods ended December 31, 2019 and 2018.

Unaudited interim condensed consolidated statements of financial position as of December 31, 2019 and June 30, 2019	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the six-month and three-month periods ended December 31, 2019 and 2018	F-5

Unaudited interim condensed consolidated statements of changes in equity for the six-month periods ended December 31, 2019 and 2018	F-6

Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended December 31, 2019 and 2018	F-8

Notes to the unaudited interim condensed consolidated financial statements	F-10

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
FINANCIAL POSITION

As of December 31, 2019, and June 30, 2019

(Amounts in US Dollars)

	Notes	12/31/2019	06/30/2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	10,568,858	3,450,873
Other financial assets	5.2	5,018,453	4,683,508
Trade receivables	5.3	77,760,561	59,236,377
Other receivables	5.4	3,731,810	1,981,829
Income and minimum presumed income taxes recoverable		80,039	1,263,795
Inventories	5.5	30,779,336	27,322,003
Biological assets	5.6	1,128,346	270,579
Total current assets		129,067,403	98,208,964

NON-CURRENT ASSETS
Other financial assets	5.2	334,615	376,413
Other receivables	5.4	1,752,131	1,560,310
Income and minimum presumed income taxes recoverable		5,600	1,184
Deferred tax assets		1,987,574	3,743,709
Investments in joint ventures and associates	11	24,270,981	25,321,028
Property, plant and equipment	5.7	41,586,032	43,834,548
Intangible assets	5.8	35,298,224	39,616,426
Goodwill	5.9	26,468,268	29,804,715
Right-of-use leased asset	17	807,833	-
Total non-current assets		132,511,258	144,258,333
Total assets		261,578,661	242,467,297

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

FINANCIAL POSITION

As of December 31, 2019, and June 30, 2019

(Amounts in US Dollars)

	Notes	12/31/2019	06/30/2019
LIABILITIES

CURRENT LIABILITIES
Trade and other payables	5.10	55,356,154	40,578,494
Borrowings	5.11	71,083,500	66,477,209
Employee benefits and social security	5.12	4,662,697	5,357,218
Deferred revenue and advances from customers	5.13	5,749,476	1,074,463
Income and minimum presumed income taxes payable		2,109,114	142,028
Government grants		1,495	2,110
Financed payment - Acquisition of business	5.14	-	2,826,611
Lease liability	17	657,633	-
Total current liabilities		139,620,069	116,458,133

NON-CURRENT LIABILITIES
Trade and other payables	5.10	452,654	452,654
Borrowings	5.11	40,082,075	37,079,521
Employee benefits and social security	5.12	200,459	-
Government grants		4,243	8,098
Due to joint ventures and associates	11	1,704,901	1,970,903
Deferred tax liabilities		16,328,476	21,101,871
Provisions	5.15	287,325	439,740
Private warrants	5.16	1,302,524	2,861,511
Lease liability	17	528,179	-
Total non-current liabilities		60,890,836	63,914,298
Total liabilities		200,510,905	180,372,431

EQUITY
Equity attributable to owners of the parent		46,741,879	47,301,863
Non-controlling interests		14,325,877	14,793,003
Total equity		61,067,756	62,094,866
Total equity and liabilities		261,578,661	242,467,297

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME

For the six-month and three-month periods ended December 31, 2019 and 2018

(Amounts in US Dollars)

		Six-month period ended		Three-month period ended
	Notes	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Revenues	6.1	98,502,367	92,058,506	62,272,547	62,452,761
Government grants		24,236	12,960	2,398	6,481
Initial recognition and changes in the fair value of biological assets		719,343	-	719,343	-

Cost of sales	6.2	(53,307,802)	(47,652,679)	(32,962,728)	(33,153,669)
Research and development expenses	6.3	(2,127,352)	(1,094,157)	(923,613)	(45,665)
Selling, general and administrative expenses	6.4	(19,182,319)	(16,662,087)	(10,497,408)	(10,581,602)
Share of profit or loss of joint ventures and associates	11	1,298,505	812,593	1,240,958	732,437
Other incomes or expenses, net		(181,566)	(298,562)	(286,534)	(400,173)
Operating profit		25,745,412	27,176,574	19,564,963	19,010,570

Finance results	6.5	(19,868,676)	(14,559,272)	(3,471,629)	(823,618)
Profit before income tax		5,876,736	12,617,302	16,093,334	18,186,952

Income tax	7	(1,204,655)	(5,050,749)	(3,443,508)	(7,021,142)
Profit for the period		4,672,081	7,566,553	12,649,826	11,165,810
Other comprehensive (loss) / income		(7,566,525)	(2,511,723)	5,834,121	13,883,530
Items that may be subsequently reclassified to profit and loss		(10,309,083)	(2,992,364)	7,397,362	16,218,984
Exchange differences on translation of foreign operations from joint ventures		(2,688,252)	(1,813,351)	1,646,918	3,921,176
Exchange differences on translation of foreign operations		(7,620,831)	(1,179,013)	5,750,444	12,297,808
Items that will not be subsequently reclassified to loss and profit		2,742,558	480,641	(1,563,241)	(2,335,454)
Revaluation of property, plant and equipment, net of tax, of JV and associates [1]		355,702	301,235	(206,019)	(261,033)
Revaluation of property, plant and equipment, net of tax [2]		2,386,856	179,406	(1,357,222)	(2,074,421)
Total comprehensive (loss) / income		(2,894,444)	5,054,830	18,483,947	25,049,340

Income for the period attributable to:
Equity holders of the parent		4,264,504	4,229,006	11,314,881	6,847,451
Non-controlling interests		407,577	3,337,547	1,334,945	4,318,359
		4,672,081	7,566,553	12,649,826	11,165,810
Total comprehensive (loss) / income attributable to:
Equity holders of the parent		(2,427,318)	2,258,578	16,286,073	16,505,763
Non-controlling interests		(467,126)	2,796,252	2,197,874	8,543,577
		(2,894,444)	5,054,830	18,483,947	25,049,340
Profit per share
Basic and dilutive income attributable to ordinary equity holders of the parent (3)	8	0.118	0.117	0.313	0.190

(1) The tax effect of the revaluation of property, plant and equipment of JV and associates was $118,567 and $90,371 for the six-month periods ended December 31, 2019 and 2018, respectively.

(2) The tax effect of the revaluation of property, plant and equipment was $795,619 and $ 53,824 for the six-month periods ended December 31, 2019 and 2018, respectively.

(3) For the six-month periods ended December 31,2019 and 2018, diluted EPS was the same as basic EPS. See Note 8.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related party balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended December 31, 2019 and 2018

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Stock options and share based incentives	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2019	3,613	96,486,865	-	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866
Share-based incentives	-	-	1,867,334	-	-	-	1,867,334	-	1,867,334
Profit for the period	-	-	-	4,264,504	-	-	4,264,504	407,577	4,672,081
Other comprehensive (loss) / income	-	-	-	-	(8,885,868)	2,194,046	(6,691,822)	(874,703)	(7,566,525)
12/31/2019	3,613	96,486,865	1,867,334	(17,707,783)	(40,365,451)	6,457,301	46,741,879	14,325,877	61,067,756

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended December 31, 2019 and 2018

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Share-based incentives	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2018	2,810	68,023,449	102,827	(26,149,583)	(36,612,070)	8,346,051	13,713,484	19,420,172	33,133,656
Adjustment of opening balance for the application of IAS 29	-	-	-	19,560,024	-	-	19,560,024	7,797,295	27,357,319
Parent company investment	-	(10,710,438)	-	-	-	-	(10,710,438)	-	(10,710,438)
Share-based incentives	-	-	8,921	-	-	-	8,921	-	8,921
Profit for the period	-	-	-	4,229,006	-	-	4,229,006	3,337,547	7,566,553
Other comprehensive (loss) / income	-	-	-	-	(2,258,813)	288,385	(1,970,428)	(541,295)	(2,511,723)
12/31/2018	2,810	57,313,011	111,748	(2,360,553)	(38,870,883)	8,634,436	24,830,569	30,013,719	54,844,288

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended December 31, 2019 and 2018

(Amounts in US Dollars)

	Notes	12/31/2019	12/31/2018
OPERATING ACTIVITIES
Profit for the period		4,672,081	7,566,553

Adjustments to reconcile profit to net cash flows
Income tax		1,204,655	5,050,749
Finance results		19,868,676	14,559,272
Depreciation of property, plant and equipment	5.7	989,524	1,084,831
Amortization of intangible assets	5.8	1,103,069	992,292
Depreciation of leased assets	17	308,030	-
Share-based incentive and stock options		1,867,334	8,921
Share of profit or loss of joint ventures and associates	11	(1,298,505)	(812,593)
Loss of control of subsidiaries		-	(10,591)
Provisions for contingencies		(8,134)	(6,159)
Allowance for impairment of trade debtors		1,120,787	(12,223)
Allowance for obsolescence		524,264	183,272
Initial recognition and changes in the fair value of biological assets		(719,343)	-
Gain or loss on sale of equipment and intangible assets		63,837	8,953

Working capital adjustments
Trade receivables		(21,614,137)	(28,356,963)
Other receivables		(2,813,836)	2,826,327
Income and minimum presumed income taxes		2,253,460	2,353,086
Inventories		(5,867,564)	(4,762,715)
Trade and other payables		11,334,503	3,685,444
Employee benefits and social security		(634,278)	807,486
Deferred revenue and advances from customers		3,348,229	233,737
Government grants		(4,470)	(19,349)
Interest collected		2,158,848	207,817
Inflation effects on working capital adjustments		(11,575,594)	(7,488,269)
Net cash flows generated by (used in) operating activities		6,281,436	(1,900,122)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended December 31, 2019 and 2018

(Amounts in US Dollars)

	Notes	12/31/2019	12/31/2018
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		17,071	16,432
Investment in joint ventures and associates and associates	11	-	(127,728)
Purchase of property, plant and equipment	5.7	(1,007,253)	(1,369,143)
Capitalized development expenditures	5.8	(504,122)	(47,552)
Purchase of intangible assets	5.8	(98,308)	(21,184)
Net cash flows used in investing activities		(1,592,612)	(1,549,175)

FINANCING ACTIVITIES
Proceeds from borrowings		55,536,625	37,766,624
Repayment of borrowings and interest payments		(54,939,806)	(37,099,366)
(Decrease) increase in bank overdraft and other short-term borrowings		(1,086,208)	5,596,390
Other financial proceeds or payments, net		2,018,181	(1,057,450)
Leased assets payments		(243,414)	-
Net cash flows generated by financing activities		1,285,378	5,206,198

Net increase in cash and cash equivalents		5,974,202	1,756,901

Inflation effects on cash and cash equivalents		(99,554)	(477,540)

Cash and cash equivalents as of beginning of the period	5.1	3,450,873	2,215,103
Effect of exchange rate changes on cash and equivalents		1,243,337	756,690
Cash and cash equivalents as of the end of the period	5.1	10,568,858	4,251,154

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Index

1.	General information

2.	Accounting standards and basis of preparation

2.1.	Statement of compliance with IFRS as issued by IASB

2.2.	Authorization for the issue of the unaudited interim condensed consolidated financial Statements

2.3.	Basis of measurement

2.4.	Functional currency and presentation currency

2.5.	Changes in accounting policies

2.6.	Changes in accounting estimates and judgements

3.	New standards, amendments and interpretations issued by the IASB

4.	Seasonality

5.	Information about components of unaudited interim condensed consolidated statements of financial position

5.1.	Cash and cash equivalents

5.2.	Other financial assets

5.3.	Trade receivables

5.4.	Other receivables

5.5.	Inventories

5.6	Biological assets

5.7.	Property, plant and equipment

5.8.	Intangible assets

5.9.	Goodwill

5.10.	Trade and other payables

5.11.	Borrowings

5.12.	Employee benefits and social security

5.13.	Deferred revenue and advances from customers

5.14.	Financed payment - Acquisition of business

5.15.	Provisions

5.16.	Private warrants

6.	Information about components of unaudited interim condensed consolidated statement of comprehensive income

6.1.	Revenues

6.2.	Cost of sales

6.3.	R&D classified by nature

6.4.	Expenses classified by nature and function

6.5.	Finance results

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.	Taxation

8.	Earnings per share

9.	Information about unaudited interim condensed consolidated components of equity

9.1.	Parent company investment

9.2.	Share capital

9.3.	Shares summary

9.4.	Non-controlling interest

10.	Cash flow information

11.	Joint ventures and associates

12.	Segment information

13.	Financial instruments- risk management

14.	Shareholders and other related parties’ balances and transactions

15.	Key management personnel compensation

16.	Share-based payments

17.	Leases

18.	Contingencies, commitments and restrictions on the distribution of profits

19.	Events occurring after the reporting period

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.	GENERAL INFORMATION

Bioceres Crop Solutions Corp (“the Company”), together with its subsidiaries (“the Group”) is a fully integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. The Group has a unique biotech platform with high-impact, patented technologies for seeds and microbial agricultural inputs, as well as next generation crop nutrition and protection solutions.

The Group’s headquarters and primary operations are based in Argentina, which is its key end-market, but its footprint exceeds country edges, with agricultural inputs across more than 25 countries, including Brazil, Paraguay, India, United States, Uruguay, Germany, South Africa among others.

Short-term financial situation

The Group has revolving credit facilities up to an amount of approx. $30 million with financial institutions that jointly with the generation of resources from the business operations, allows the Group to meet its current financial obligations. In addition, to meet short-term debts, the Group could, if necessary, issue new corporate bonds up to $32 million. This program was already authorized by the regulatory authorities of Argentina and could be allocated to the Group's needs.

On January 23, 2020, the Company signed a preliminary term sheet for an issuance of convertible secured promissory notes (the “Notes”) due 2023 for an amount up to $45 million. At maturity or upon a change of control, the holders of the Notes will have the option to convert the outstanding amount into ordinary shares of the Company at a price of $8 per share or pursuant to the terms set forth in the Note, respectively. The Company also will have the option to convert the notes into ordinary shares, which conversion will become mandatory for the holders, upon meeting of certain conditions set forth in the Notes.

2.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1.    Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the six-month period ended December 31, 2019 have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the Consolidated financial statements as of June 30, 2019.

2.2.    Authorization for the issue of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of December 31, 2019, June 30, 2019 and for the six-month period ended December 31, 2019 and 2018 have been authorized by the Board of Directors of Bioceres Crop Solution Corp on March 5, 2020.

2.3.    Basis of measurement

The unaudited interim condensed consolidated financial statements of the Group have been prepared using:

•       Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•       Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.4.    Functional currency and presentation currency

a)    Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy with high inflation, whether they are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced from the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is a hyperinflationary economy, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as high inflation since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities on monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to that agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated for a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment on the initial balances was calculated by means of conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The index as of December 31, and June 30, 2018 were 184.2552 and 144.8053, respectively.

The index as of December 31, and June 30, 2019 were 283.4442 and 225.5370, respectively.

The comparative figures in these unaudited interim condensed consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price level or exchange rates.

b)    Presentation currency

The unaudited interim condensed consolidated financial statements of the Group are presented in US Dollars, which is the presentation currency.

c)    Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising on the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising on the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the profit or loss taking place upon such disposal.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.5.    Changes in accounting policies

The accounting policies adopted in the preparation of this unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the Consolidated financial statements as of June 30, 2019.

2.6.    Changes in accounting estimates and judgments

-  Fair value of Bioceres S.A. shares granted to Rizobacter’s management.

For equity-settled share-based payment transactions, the Group measures the goods or services received, and the corresponding increase in equity, directly, at their fair value unless it cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, it measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. See Note 16.

-  Fair value of stock options granted to directors and certain executives of the Group

Certain executives and directors of the Group were granted incentives in the form of options to purchase shares of the Company as consideration for services.

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these transactions at the grant date applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date. The hypotheses used for the estimate of the fair value of these transactions are disclosed in Note 16 and may not necessarily take place in the future.

There were no other significant changes in accounting estimates and judgments with respect to the Consolidated financial statements as of June 30, 2019.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

The following new standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

IFRS 16 - Leases

IFRS 16 was issued in January 2016. It results in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The new standard is effective for financial years commencing on or after January 1, 2019. See Note 17.

IFRIC 23 - Uncertainty over income tax treatments

In October 2017, the IASB issued IFRC 23. When there is uncertainty about income tax treatments, this interpretation addresses: (i) whether uncertain tax treatments should be considered separately or not; (ii) the assumptions made about the analysis of tax treatments by the tax authorities (it should be considered whether the tax authority is likely to accept an uncertain tax treatment assuming that said tax authority will examine such uncertain tax treatment); (iii) how an entity determines fiscal gain (tax loss), tax bases, unused taxes, unused tax credits and tax rates (probability of occurrence analysis); and (iv) how changes in the relevant facts and circumstances are considered.

The new standard is effective for years beginning on January 1, 2019. This standard does not have a material impact in the Group.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Amendments to IFRS 9 - Pre-payment features with negative compensation

The narrow-scope amendments made to IFRS 9 Financial Instruments in October 2017 enable entities to measure certain pre-payable financial assets with negative compensation at amortized cost. These assets, which include some loan and debt securities, would otherwise have to be measured at fair value through profit or loss. To qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract” and the asset must be held within a “held to collect” business model.

The new standard is effective for years beginning on January 1, 2019 and early adoption was allowed. These amendments do not have a material impact in the Group.

Amendments to IAS 28 - Long-term interests in associates and joint ventures

The amendments clarify the accounting for long-term interests in an associate or joint venture, which in substance form a part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must account for such interests under IFRS 9 Financial Instruments before applying the loss allocation and impairment requirements in IAS 28 Investments in Associates and Joint Ventures.

The new standard is effective for years beginning on January 1, 2019 and early adoption was allowed. These amendments do not have a material impact in the Group.

Annual improvements to IFRS standards 2015-2017 cycle

The following improvements were finalized in December 2017:

IFRS 3 Business Combinations clarified that obtaining control of a business that is a joint operation is a business combination achieved in stages. IFRS 11 Joint Arrangements clarified that the party obtaining joint control of a business that is a joint operation should not remeasure its previously held interest in the joint operation. IAS 12 Disclosure of Interests in Other Entities clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized. IAS 23 Borrowing Costs clarified that, if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings.

The new standard is effective for years beginning on January 1, 2019 and early adoption was allowed. This standard does not have material impact in the Group.

Amendments to IAS 19 - Plan amendment, curtailment or settlement

The amendments to IAS 19 Employee Benefits clarify the accounting for defined benefit plan amendments, curtailments and settlements. They confirm that entities must (i) calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change; (ii) recognize any reduction in a surplus immediately in profit or loss, either as part of past service cost or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling; and (iii) separately recognize any changes in the asset ceiling through other comprehensive income.

The new standard is effective for years beginning on January 1, 2019 and early adoption was allowed. These amendments do not have a material impact in the Group.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Amendments to IAS 1 and IAS 8 - Definition of material

The IASB has made amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify (i) that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and (ii) the meaning of “primary users of general-purpose financial statements” to whom those financial statements are directed, by defining them as “existing and potential investors, lenders and other creditors” that must rely on general purpose financial statements for much of the financial information they need.

The new standard is effective for years beginning on January 1, 2019 and early adoption was allowed. These amendments do not have a material impact in the Group.

Amendments to IFRS 3 - Definition of business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term “outputs” is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes return in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

The new standard is effective for years beginning on January 1, 2019 and early adoption was allowed. These amendments do not have a material impact in the Group.

Amendments to IFRS 10 and IAS 28 - Sale or contribution of assets between an investor and its associate or joint venture.

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures. The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a business (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor´s is interests in the associate or joint venture. The amendments apply prospectively.

Amendments to IAS 1 - Classification of liabilities as current or non-current

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity.

The amendments include (a) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (b) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (c) clarifying how lending conditions affect classification; and (d) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The amendments clarify, not change, existing requirements, and so are not expected to affect the Group significantly. However, they could result in reclassifying some liabilities from current to non-current, and vice versa.

The amendments are effective for years beginning on January 1, 2022 and early adoption is allowed.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

4.	SEASONALITY

The Group’s revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group’s sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as growers begin planting their fields. With seed and integrated products business, the Group contracts with growers and seed suppliers based upon our anticipated market demand. Generally, in seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a similar cycle to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be moderated as we achieve our international expansion plans for seed business in geographies with contrasting seasons and climates.

5.	INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

5.1.	Cash and cash equivalents

	12/31/2019	06/30/2019
Cash and banks	5,080,613	3,450,873
US Treasury bills	5,488,245	-
	10,568,858	3,450,873

5.2.	Other financial assets

	12/31/2019	06/30/2019
Current
Restricted short-term deposit	4,369,254	4,327,275
Other investments	643,165	347,718
Other marketable securities	6,034	8,515
	5,018,453	4,683,508

	12/31/2019	06/30/2019
Non-current
Shares of Bioceres S.A.	333,390	374,685
Other marketable securities	1,225	1,728
	334,615	376,413

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.3.	Trade receivables

	12/31/2019	06/30/2019
Trade debtors	71,234,677	48,910,484
Allowance for impairment of trade debtors	(4,194,083)	(3,360,224)
Shareholders and other related parties (Note 14)	250,438	467,743
Allowance for impairment of shareholders and other related parties (Note 14)	(30,236)	(75,596)
Allowance for return of goods	(1,182,331)	(800,606)
Trade debtors - Parent company (Note 14)	439,140	440,268
Trade debtors - Joint ventures and associates (Note 14)	1,260,427	2,369
Discounted and deferred checks	9,982,529	13,651,939
	77,760,561	59,236,377

5.4.	Other receivables

	12/31/2019	06/30/2019
Current
Taxes	1,651,468	584,641
Other receivables - Other related parties (Note 14)	2,516	10,971
Other receivables - Joint ventures and associates (Note 14)	485,156	250,783
Prepayments to suppliers	570,484	496,001
Reimbursements over exports	364,305	366,594
Prepaid expenses and other receivables	240,946	213,597
Loans receivable	125,000	-
Miscellaneous	291,935	59,242
	3,731,810	1,981,829

	12/31/2019	06/30/2019
Non-current
Taxes	734,638	681,168
Reimbursements over exports	885,364	878,470
Miscellaneous	132,129	672
	1,752,131	1,560,310

5.5.	Inventories

	12/31/2019	06/30/2019
Agrochemicals	32,346	22,137
Seeds and grains	643,295	207,519
Microbiological resale products	13,278,992	13,894,018
Microbiological products produced	9,135,393	8,370,583
Goods in transit	1,671,709	751,737
Supplies	6,778,170	4,482,827
Allowance for obsolescence	(760,569)	(406,818)
	30,779,336	27,322,003

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.6.	Biological assets

	12/31/2019	06/30/2019
Biological assets	1,128,346	270,579
	1,128,346	270,579

On September 16, 2019, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. Rizobacter corresponds to 5% and Espartina to 95%. The in-kind contributions made during the period amount to $588,857 (Note 14). Each party decides the way of commercialization and the destination of the grains produced.

In the agreement, Rizobacter undertakes to provide inputs and money necessary for producing the grains according to the established participation percentages. Espartina contributes with all the cultural practices on fields, inputs not provided by Rizobacter and all the administration expenses needed for the production.

Changes in Biological assets

	Soybean	Corn	Wheat	Barley	Total
Beginning of the period	237,723	32,856	-	-	270,579
Initial recognition and changes in the fair value of biological assets	205,730	255,674	209,801	48,138	719,343
Decrease due to harvest / disposals	(241,542)	(54,501)	(63,507)	(48,978)	(408,528)

Cost incurred during the period	293,416	187,807	161,713	46,378	689,314
Exchange differences	(99,425)	(29,004)	(14,312)	379	(142,362)
End of the period	395,902	392,832	293,695	45,917	1,128,346

5.7.	Property, plant and equipment

Property, plant and equipment as of December 31, 2019 and June 30, 2019 included the following:

	12/31/2019	06/30/2019
Gross carrying amount	53,779,411	57,059,972
Accumulated depreciation	(12,193,379)	(13,225,424)
Net carrying amount	41,586,032	43,834,548

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.    Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 12/31/2019	Net carrying amount 06/30/2019
Office equipment	195,440	213,437
Vehicles	1,239,458	1,785,701
Equipment and computer software	71,085	123,472
Fixtures and fittings	4,050,264	4,737,396
Machinery and equipment	5,672,741	6,336,691
Land and buildings	29,473,512	29,969,237
Buildings in progress	883,532	668,614
Total	41,586,032	43,834,548

2.         Gross carrying amount as of December 31, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Reclasifications	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	629,119	16,919	-	-	(58,750)	-	587,288
Vehicles	3,604,537	104,849	(384,438)	(143,395)	(305,040)	-	2,876,513
Equipment and computer software	955,657	8,631	(390,125)	-	(85,968)	-	488,195
Fixtures and fittings	6,438,430	19,026	-	-	(709,698)	-	5,747,758
Machinery and equipment	10,233,501	479,735	(413,322)	-	(1,120,114)	-	9,179,800
Land and buildings	34,530,114	3,378	-	-	(3,836,143)	3,318,976	34,016,325
Buildings in progress	668,614	374,715	-	-	(159,797)	-	883,532
Total	57,059,972	1,007,253	(1,187,885)	(143,395)	(6,275,510)	3,318,976	53,779,411

3.         Accumulated depreciation as of December 31, 2019 is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Disposals / Reclasifications	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	415,682	-	18,197	(42,031)	-	391,848
Vehicles	1,818,836	(230,012)	210,091	(161,860)	-	1,637,055
Equipment and computer software	832,185	(349,836)	15,632	(80,871)	-	417,110
Fixtures and fittings	1,701,034	-	178,229	(181,769)	-	1,697,494
Machinery and equipment	3,896,810	(233,094)	258,832	(415,489)	-	3,507,059
Land and buildings	4,560,877	-	308,543	(463,108)	136,501	4,542,813
Total	13,225,424	(812,942)	989,524	(1,345,128)	136,501	12,193,379

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

4.         Gross carrying amount as of December 31, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Adjustment of opening net book amount for application of IAS 29	Additions	Reclasifications	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	243,948	334,496	19,188	-	(7,818)	(14,607)	-	575,207
Vehicles	1,660,294	1,052,861	905,231	-	-	(10,956)	-	3,607,430
Equipment and computer software	419,638	417,173	14,417	-	(10,528)	(12,817)	-	827,883
Fixtures and fittings	3,826,665	1,913,979	612	198,756	-	(277,278)	-	5,662,734
Machinery and equipment	5,404,029	3,982,367	71,506	-	(22,066)	(49,321)	-	9,386,515
Land and buildings	33,026,981	1,475,392	227,293	15,530	-	(862,138)	58,910	33,941,968
Buildings in progress	182,839	78,750	130,896	(214,286)	-	(6,637)	-	171,562
Total	44,764,394	9,255,018	1,369,143	-	(40,412)	(1,233,754)	58,910	54,173,299

5.         Accumulated depreciation as of December 31, 2018 is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Adjustment of opening net book amount for application of IAS 29	Disposals / Reclasifications	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	49,129	309,342	(3,688)	16,539	(6,893)	-	364,429
Vehicles	560,691	765,972	-	254,987	(8,119)	-	1,573,531
Equipment and computer software	207,402	491,761	-	30,777	(8,668)	-	721,272
Fixtures and fittings	318,582	912,661	-	166,913	(26,265)	-	1,371,891
Machinery and equipment	937,736	2,115,831	(11,339)	311,004	(74,247)	-	3,278,985
Land and buildings	2,513,708	1,377,613	-	304,611	(98,093)	61,977	4,159,816
Total	4,587,248	5,973,180	(15,027)	1,084,831	(222,285)	61,977	11,469,924

The depreciation charge is included in Notes 6.3 and 6.4.

Revaluation of property, plant and equipment

At a minimum, the Group updates their assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), considering the most recent independent valuations and market data. As of December 31, 2019, the Group reviewed the valuations in order to determine the variations between the fair values and their book value taking into consideration the valuations made in June 2019. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates. All resulting fair value estimates for land and buildings are classified as level 3 and are consistent with the methodology disclosed in the annual financial statements.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.8.	Intangible assets

Intangible assets as of December 31, 2019 and June 30, 2019 included the following:

	12/31/2019	06/30/2019
Gross carrying amount	41,973,607	45,848,737
Accumulated amortization	(6,675,383)	(6,232,311)
Net carrying amount	35,298,224	39,616,426

1.	Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 12/31/2019	Net carrying amount 06/30/2019
Seed and integrated products
Soybean HB4	6,584,944	6,120,336
Ecoseed integrated products	2,379,559	2,627,946
Crop nutrition
Microbiological products	1,572,112	2,208,117
Other intangible assets
Trademarks and patents	6,892,144	8,063,648
Software	789,788	994,723
Customer loyalty	17,079,677	19,601,656
Total	35,298,224	39,616,426

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

2.	Gross carrying amount as of December 31, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Foreign currency translation	As of the end of period
Seed and integrated products
Soybean HB4	6,120,336	464,608	-	6,584,944
Ecoseed integrated products	2,627,946	39,514	(287,901)	2,379,559
Crop nutrition
Microbiological products	3,267,200	-	(498,873)	2,768,327
Other intangible assets
Trademarks and patents	9,810,822	-	(1,074,808)	8,736,014
Software	2,149,340	98,308	(219,709)	2,027,939
Customer loyalty	21,873,093	-	(2,396,269)	19,476,824
Total	45,848,737	602,430	(4,477,560)	41,973,607

3.	Accumulated amortization as of December 31, 2019 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Of the period	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiological products	1,059,083	236,898	(99,766)	1,196,215
Other intangible assets
Trademarks and patents	1,747,174	288,105	(191,409)	1,843,870
Software	1,154,617	203,512	(119,978)	1,238,151
Customer loyalty	2,271,437	374,554	(248,844)	2,397,147
Total	6,232,311	1,103,069	(659,997)	6,675,383

4.	Gross carrying amount as of December 31, 2018 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Adjustment of opening net book amount for application of IAS 29	Additions	Foreign currency translation	As of the end of period
Seed and integrated products
Soybean HB4	4,927,853	-	509,953	-	5,437,806
Crop nutrition
Microbiology products	2,505,864	841,714	47,552	(84,926)	3,310,204
Other intangible assets
Trademarks and patents	6,278,706	2,986,739	21,184	(256,245)	9,030,384
Software	1,444,603	438,726	-	(16,471)	1,866,858
Customer loyalty	13,998,289	6,658,894	-	(524,066)	20,133,117
Total	29,155,315	10,926,073	578,689	(881,708)	39,778,369

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.	Accumulated amortization as of December 31, 2018 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Adjustment of opening net book amount for application of IAS 29	Of the period	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiology products	383,380	202,791	157,484	(14,868)	728,787
Other intangible assets
Trademarks and patents	704,024	334,919	297,813	(26,380)	1,310,376
Software	495,293	227,264	149,820	(18,344)	854,033
Customer loyalty	915,273	435,389	387,175	(34,266)	1,703,571
Total	2,497,970	1,200,363	992,292	(93,858)	4,596,767

The amortization charge is included in Notes 6.3 and 6.4.

5.9.	Goodwill

The variations in goodwill occurred during the period corresponds to the result of inflation adjustment and conversion to presentation currency. There have not been goodwill impairment indicators.

Carrying amount of goodwill as of December 31, 2019 and June 30, 2019 is as follows:

	12/31/2019	06/30/2019
Rizobacter	20,840,686	23,484,761
Semya	5,627,582	6,319,954
	26,468,268	29,804,715

5.10.	Trade and other payables

	12/31/2019	06/30/2019
Current
Trade creditors	37,322,043	30,489,072
Shareholders and other related parties (Note 14)	1,657,580	1,796,932
Trade creditors - Parent company (Note 14)	99,037	1,568,036
Trade creditors - Joint ventures and associates (Note 14)	13,949,951	4,805,149
Taxes	2,035,657	1,475,410
Consideration payment Semya acquisition (Note 14)	122,950	122,950
Miscellaneous	168,936	320,945
	55,356,154	40,578,494

Non-current
Consideration payment Semya acquisition (Note 14)	452,654	452,654
	452,654	452,654

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.11.	Borrowings

	12/31/2019	06/30/2019
Current
Bank overdrafts	619,986	-
Bank borrowings	52,192,021	46,467,308
Corporate bonds	8,319,842	8,416,768
Discount checks	4,101,109	5,807,303
Net loans payables-Parents companies and related parties to Parents (Note 14)	5,850,542	5,399,883
Finance lease	-	385,947
	71,083,500	66,477,209
Non-current
Subordinated loan	15,427,778	-
Bank borrowings	8,647,607	16,239,743
Corporate bonds	4,006,690	8,018,884
Net loans payables-Parents companies and related parties to Parents (Note 14)	12,000,000	12,358,024
Finance lease	-	462,870
	40,082,075	37,079,521

The carrying value of some borrowings as of December 31, 2019 measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	12/31/2019		06/30/2019
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	52,192,021	51,373,640	46,467,308	46,857,879
Discount checks	4,101,109	3,794,642	5,807,303	5,230,123
Corporate Bonds	8,319,842	7,532,344	8,416,768	7,632,806

Non-current
Bank borrowings	8,647,607	7,675,881	16,239,743	14,274.547
Corporate Bonds	4,006,690	3,447,098	8,018,884	6,972,332

The Group has met the capital and interest installments whose maturity was effective in the six-month period ended December 31, 2019. Covenant compliance is required to be measured annually.

Subordinated loan

On October 15, 2019, the Group entered into a loan agreement with Arvesa Corp. and Bioceres LLC, its controlling shareholder, as lenders. The facility is for an amount of up to US$20 million, of which US$15 million has been drawdown as of the date of this report. Drawdown capital and capitalized interest are due after 24 months of the date of the loan agreement. Cash interest will be paid quarterly at a 15% rate. The portion of the loan funded by Arvesa is guaranteed by Bioceres S.A. and Bioceres LLC.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Net loans payables-Parents companies and related parties to Parents

Financial assets (other receivables from the controlling entities (“Parents”) and related parties to Parents) and liabilities (loans payable to Parents companies) are offset and the net amount is reported in the Statement of Financial Position where the Company currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The following table presents the recognized financial instruments that are offset:

Parents companies and related parties to Parents	Gross amounts	Gross amounts set off in the Statement of Financial Position	Net amounts presented in the Statement of Financial Position
Current other receivables	10,537,438	(10,537,438)	-
Total current assets	10,537,438	(10,537,438)	-
Current borrowings	(16,387,980)	10,537,438	(5,850,542)
Total current liabilities	(16,387,980)	10,537,438	(5,850,542)
Non-current borrowings	(12,000,000)	-	(12,000,000)
Total non-current liabilities	(12,000,000)	-	(12,000,000)

5.12.	Employee benefits and social security

	12/31/2019	06/30/2019
Current
Salaries and social security	1,729,504	1,563,581
Staff incentives and vacations	1,094,484	1,481,384
Key management personnel (Note 14)	1,838,709	2,312,253
	4,662,697	5,357,218

Non-current
Key management personnel (Note 14)	200,459	-
	200,459	-

5.13.	Deferred revenue and advances from customers

	12/31/2019	06/30/2019
Advances from customers	5,749,476	1,074,463
	5,749,476	1,074,463

5.14.	Financed payment- Acquisition of business

	12/31/2019	06/30/2019
Financed payment to sellers	-	2,826,611
	-	2,826,611

In October 2019, the last installment of Finance payment to sellers was paid.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.15.	Provisions

	12/31/2019	06/30/2019
Provisions for contingencies	287,325	439,740
	287,325	439,740

There are not expected reimbursements related to the provisions.

5.16.	Private warrants

	12/31/2019	06/30/2019
Private warrants	1,302,524	2,861,511
	1,302,524	2,861,511

As of June 30, 2019, the fair value of the private warrants using a share price of $5.30 and risk-free rate of 1.7631%, decreased to $2.8 million and the Group recognized a finance gain of $0.6 million.

As of December 31, 2019, the fair value of the private warrants using a share price of $5.05 and risk-free rate of 1.693%, decreased to $1.3 million and the Group recognized a finance gain of $1.6 million.

6.	INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

6.1.	Revenues

	12/31/2019	12/31/2018
Sale of goods and services	97,286,206	91,539,573
Royalties	1,216,161	518,933
	98,502,367	92,058,506

Transactions of sales of goods and services with joint ventures, shareholders and other related parties are reported in Note 14.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.2.	Cost of sales

Item	12/31/2019	12/31/2018
Inventories as of the beginning of the period	27,322,003	19,366,001
Adjustment of opening net book amount for the application of IAS 29	-	4,273,416
Purchases of the period	51,638,178	45,121,088
Production costs	6,310,757	5,119,487
Foreign currency translation	(1,183,800)	(2,129,829)
Subtotal	84,087,138	71,750,163
Inventories as of the end of the period	(30,779,336)	(24,097,484)
Cost of sales	53,307,802	47,652,679

6.3.	R&D classified by nature

Item	Research and development expenses 12/31/2019	Research and development expenses 12/31/2018
Amortization intangible assets	525,003	269,721
Import and export expenses	9,527	7,947
Depreciation property, plant and equipment	20,149	64,988
Freight and haulage	-	1,674
Employee benefits and social securities	602,410	268,830
Taxes	418	1,564
Maintenance	14,322	22,305
Energy and fuel	37,099	42,733
Supplies and materials	383,226	352,130
Mobility and travel	24,894	18,920
Share-based incentives	-	8,921
Professional fees and outsourced services	5,452	24,640
Professional fees related parties	488,516	-
Office supplies	4,081	-
Insurance	2,524	4,369
Depreciation of leased assets	5,564	-
Miscellaneous	4,167	5,415
Total	2,127,352	1,094,157

	12/31/2019	12/31/2018
R&D Capitalized (Note 5.8)	504,122	557,505
R&D profit and loss	2,127,352	1,094,157
Total	2,631,474	1,651,662
% of total revenue	2.67%	1.79%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.4.	Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 12/31/2019
Amortization intangible assets	-	578,066	578,066
Analysis and storage	21,129	3,017	24,146
Commissions and royalties	771,883	245,341	1,017,224
Import and export expenses	82,036	577,023	659,059
Depreciation property, plant and equipment	625,286	344,089	969,375
Depreciation of leased assets	177,095	125,371	302,466
Impairment of receivables	-	1,120,787	1,120,787
Freight and haulage	451,648	1,664,525	2,116,173
Employee benefits and social securities	2,555,203	6,273,892	8,829,095
Maintenance	227,532	275,117	502,649
Energy and fuel	237,510	73,047	310,557
Supplies and materials	174,031	137,727	311,758
Mobility and travel	8,964	974,167	983,131
Publicity and advertising	-	1,078,928	1,078,928
Contingencies	-	(8,134)	(8,134)
Share-based incentives	-	1,867,334	1,867,334
Professional fees and outsourced services	337,896	406,488	744,384
Professional fees related parties	-	32,672	32,672
Office supplies	38,433	192,830	231,263
Insurance	51,019	249,522	300,541
Information technology expenses	282	382,249	382,531
Obsolescence	524,264	-	524,264
Taxes	16,513	2,495,732	2,512,245
Miscellaneous	10,033	92,529	102,562
Total	6,310,757	19,182,319	25,493,076

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 12/31/2018
Amortization intangible assets	-	722,571	722,571
Analysis and storage	535,388	125,556	660,944
Commissions and royalties	396,325	186,406	582,731
Import and export expenses	34,977	542,692	577,669
Depreciation property, plant and equipment	727,133	292,710	1,019,843
Impairment of receivables	-	(12,223)	(12,223)
Freight and haulage	100,005	1,161,936	1,261,941
Employee benefits and social securities	2,421,592	6,809,782	9,231,374
Maintenance	186,019	115,158	301,177
Energy and fuel	210,971	281,614	492,585
Supplies and materials	131,569	231,682	363,251
Mobility and travel	55,899	678,997	734,896
Publicity and advertising	-	700,370	700,370
Contingencies	-	(6,159)	(6,159)
Information technology expenses	-	304,568	304,568
Professional fees and outsourced services	28,188	1,006,110	1,034,298
Professional fees related parties	-	411,352	411,352
Office supplies	19,882	211,263	231,145
Insurance	38,213	238,714	276,927
Obsolescence	111,595	71,677	183,272
Taxes	11,358	2,407,613	2,418,971
Miscellaneous	110,373	179,698	290,071
Total	5,119,487	16,662,087	21,781,574

6.5.	Finance results

	12/31/2019	12/31/2018
Finance income
Interest generated by assets	2,158,848	207,817
Other finance income	35,360	-
	2,194,208	207,817
Finance costs
Interest generated by liabilities with the parent	(1,341,181)	(22,125)
Interest generated by liabilities	(13,717,389)	(11,363,229)
Financial commissions	(757,751)	(1,058,499)
Other financial loss	(18,102)	(167,822)
	(15,834,423)	(12,611,675)
Other finance results
Exchange differences generated by assets	21,922,850	25,492,428
Exchange differences generated by liabilities	(36,862,783)	(37,603,766)
Changes in fair value of financial assets or liabilities and other financial results	2,747,580	90,122
Net gain of inflation effect on monetary items	5,963,892	9,865,802
	(6,228,461)	(2,155,414)

Total net finance results	(19,868,676)	(14,559,272)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.	TAXATION

Tax reform in Argentina

On December 29, 2017, the Government promulgated Law 27,430 - Income Tax. This law changed the tax rates for Argentine companies and gradually reduced them from 35% to 30% for fiscal periods beginning from January 1, 2018 until December 31, 2019, and 25% for fiscal periods beginning on or after January 1, 2020 (inclusive).

Additionally, Law No. 27,430, as amended by Law No. 27,468, provided that, for fiscal years beginning on or after January 1, 2018, an inflation adjustment shall be applied in any fiscal year in which the rate of inflation, accumulated in the thirty-six months prior to the end of the fiscal year being settled, exceeds 100%. With respect to the first, second and third fiscal years from its effective date, this procedure shall be applicable in the event that the accumulated variation of inflation, calculated from the beginning of the first fiscal year until the closing of each fiscal year, exceeds 55%, 30% and 15%, respectively. The positive or negative inflation adjustment, corresponding to the first, second and third fiscal year, should be imputed one-third in the fiscal period for which the adjustment is calculated and the remaining two-thirds, in equal parts, in the next two fiscal periods.

In December 2019, the Government promulgated Law 27,541. It provided that the tax rate reduction established by Law 27,430 was suspended until the fiscal years beginning on or after January 1, 2021. Thus, the tax rate of 30% was maintained. Law 27,541 also provided that, for the first and second financial years starting on or after 1 January 2019, one-sixth of the inflation adjustment will be computed in the fiscal year of the adjustment calculation and the remaining five-sixths in equal parts in the five immediately following tax periods.

Given that the inflation is expected to exceed 30% in 2020, the Group has determined the income tax considering the application of the inflation adjustment.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	12/31/2019	12/31/2018
Current tax expense	(3,131,407)	(2,586,902)
Deferred tax	1,926,752	(2,463,847)
Total	(1,204,655)	(5,050,749)

The gross movement on the deferred income tax account is as follows:

	12/31/2019	12/31/2018
Beginning of the period deferred tax	(17,358,162)	(7,990,121)
Income tax provision	1,926,752	(2,892,309)
Charge to OCI	(795,619)	(71,762)
Conversion difference	1,886,127	(3,778,326)
Rate change	-	382,761
Total net deferred tax	(14,340,902)	(14,349,757)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	12/31/2019	12/31/2018
Earning/(Loss) before income tax-rate 0%	3,265,949	(1,226,319)
Loss/(Earnings) before income tax-rate 21%	(318,391)	-
Earnings before income tax-rate 30%	2,929,178	13,843,621
Income tax charge by applying tax rate to loss before tax:	(811,891)	(4,153,086)
Share of profit or loss of subsidies, joint ventures and associates	719,033	(287,223)
Stock options charge	(239,312)	(2,498)
Rate change adjustment	(77,592)	370,802
Non-deductible expenses and untaxed gains	(33,642)	(373,736)
Representation expenses	(56,841)	(55,178)
Foreign investment coverage	381,154	80,637
Result for inflation effect on monetary items and other finance results	(1,085,564)	(630,467)
Income tax	(1,204,655)	(5,050,749)

8.	EARNINGS PER SHARE (EPS)

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	12/31/2019	12/31/2018
Numerator
Profit for the period (basic EPS)	4,264,504	4,229,006
Profit for the period (diluted EPS)	4,264,504	4,229,006
Denominator
Weighted average number of shares (basic EPS)	36,120,517	36,120,517
Weighted average number of shares (diluted EPS)	36,120,517	36,120,517

Basic and diluted income attributable to ordinary equity holders of the parent	0.118	0.117

The 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shared issued to exercise the Bioceres Semillas’ tag along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered retrospectively in the EPS calculations. The denominators used in the EPS calculation assume those events have occurred at the beginning of the earliest period presented.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has two categories of dilutive potential shares, warrants and share-based incentives.

Warrants outstanding were not included in the diluted EPS calculations for the six-month period ended December 31, 2019 and 2018 because the average market price of ordinary shares during the period did not exceed the exercise price of the warrants.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

In December 2019, stock options were granted with respect to 1,200,000 ordinary shares for certain executives and directors of the Group. See Note 16. These share options are treated as contingently issuable shares because their issue is contingent upon satisfying specified conditions in addition to the passage of time. The stock options were not included in the diluted EPS calculation for the six-month periods ended December 31,2019 and 2018 because the average market price of ordinary shares during the period is lower than the assumed proceeds per option.

There are neither ordinary shares transactions nor potential ordinary shares transactions that have occurred after December 31, 2019 that would have changed significantly the number of ordinary shares or potential ordinary shares outstanding at the end of the reporting period.

9.	INFORMATION ABOUT UNAUDITED INTERIM CONDENSED CONSOLIDATED COMPONENTS OF EQUITY

9.1.	Parent company investment

The Group has recognized the contribution of assets and (liabilities) made by the shareholders into the Company, until the merger was consummated, as share premium decrease as follows:

	12/31/2019	12/31/2018
Capital contributions	-	294,041
Intangible contributed	-	623,022
Incorporation of financial debt (*)	-	(11,627,501)
	-	(10,710,438)

(*) Financial debt taken by the Group in connect with Rizobacter acquisition

9.2.    Share capital

The 27,116,174 shares issued to Bioceres LLC in exchange of its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shares issued to exercise the Bioceres Semillas’ tag-along and the 862,500 shares received by Bioceres LLC from the original founders of Union, were considered retrospectively in issued capital based on the assumption of those events have occurred at the beginning of the earliest period presented.

9.3.    Shares summary

As of the date of this financial statement, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 36,120,517 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 12,700,000 private placement warrants outstanding (5,200,000 of which were issued in connection with Union’s IPO and 7,500,000 of which were issued in connection with the merger) classified as liability (Note 5.16) and (vi) 11,500,000 public warrants outstanding. Public warrants were classified as equity and its consideration was included in the “Share Premium” column.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

9.4.    Non-controlling interests

There were no dividends paid to non-controlling interest in the periods ended December 31, 2019, and 2018.

10.	CASH FLOW INFORMATION

Significant non-cash transactions related to investment and financing activities are as follows:

	12/31/2019	12/31/2018
Investment activities
Investment in kind in other related parties (Note 14)	588,857	-
Non-monetary contributions in joint ventures (Note 11)	250,000	97,096
	838,857	97,096

	12/31/2019	12/31/2018
Financing activities
Parent company investment	-	(10,710,438)
	-	(10,710,438)

11.	JOINT VENTURES AND ASSOCIATES

	12/31/2019	06/30/2019
Liabilities
Trigall Genetics S.A.	1,704,901	1,970,903
	1,704,901	1,970,903

	12/31/2019	06/30/2019
Assets
Synertech Industrias S.A.	24,232,713	25,297,376
Indrasa Biotecnología S.A.	38,268	23,652
	24,270,981	25,321,028

Changes in joint ventures and associates’ investments:

	12/31/2019	12/31/2018
As of the beginning of the period	23,350,125	17,059,757
Adjustment of opening net book amount for the application of IAS 29	-	8,206,634
Monetary contributions	-	127,728
Non-monetary contributions	250,000	97,096
Parent company investment	-	294,041
Loss of control of Indrasa Biotecnología S.A.	-	10,591
Revaluation of property, plant and equipment	355,702	301,235
Foreign currency translation	(2,688,252)	(1,813,351)
Share of profit or loss	1,298,505	812,593
As of the end of the period	22,566,080	25,096,324

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Share of profit or loss of joint ventures and associates:

	12/31/2019	12/31/2018
Trigall Genetics S.A.	15,430	(79,998)
Semya S.A.	-	(21,961)
Synertech Industrias S.A.	1,267,200	906,547
Indrasa Biotecnología S.A.	15,875	8,005
	1,298,505	812,593

12.	SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

Period ended December 31, 2019	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues
Sale of goods and services	18,191,663	50,376,063	28,718,480	97,286,206
Royalties	1,216,161	-	-	1,216,161
Others
Government grants	24,236	-	-	24,236
Initial recognition and changes in the fair value of biological assets	-	719,343	-	719,343
Total	19,432,060	51,095,406	28,718,480	99,245,946

Cost of sales	(7,257,723)	(28,626,084)	(17,423,995)	(53,307,802)
Gross margin per segment	12,174,337	22,469,322	11,294,485	45,938,144
% of Segment Revenue	63%	44%	39%	46%

Period ended December 31, 2018	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues
Sale of goods and services	18,962,636	46,435,705	26,141,232	91,539,573
Royalties	518,933	-	-	518,933
Others
Government grants	12,960	-	-	12,960
Total	19,494,529	46,435,705	26,141,232	92,071,466

Cost of sales	(6,285,219)	(26,078,960)	(15,288,500)	(47,652,679)
Gross margin per segment	13,209,310	20,356,745	10,852,732	44,418,787
% of Segment Revenue	68%	44%	42%	48%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

13.	FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of December 31, 2019 and June 30, 2019.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	12/31/2019	06/30/2019	12/31/2019	06/30/2019
Cash and cash equivalents	5,080,613	3,450,873	5,488,245	-
Other financial assets	4,703,869	4,703,688	649,199	356,233
Trade receivables	77,760,561	59,236,377	-	-
Other receivables (*)	2,286,405	1,566,732	-	-
Total	89,831,448	68,957,670	6,137,444	356,233

(*) Advances expenses and tax balances are not included.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	12/31/2019	06/30/2019	12/31/2019	06/30/2019
Trade Payables and other payables	55,808,808	41,031,148	-	-
Borrowings	111,165,575	103,556,730	-	-
Employee benefits and social security	4,863,156	5,357,218	-	-
Financed payment - Acquisition of business	-	2,826,611	-	-
Warrants	-	-	1,302,524	2,861,511
Total	171,837,539	152,771,707	1,302,524	2,861,511

Financial instruments measured at fair value

Measurement at fair value at 12/31/2019	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	649,199	-	-
US Treasury bills	5,488,245	-	-

Financial liabilities valued at fair value
Private warrants	-	-	1,302,524

Measurement at fair value at 06/30/2019	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	356,233	-	-

Financial liabilities valued at fair value
Private warrants	-	-	2,861,511

Estimation of fair value

The fair value of marketable securities and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The Group’s financial liabilities, which were not traded in an active market were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The model and inputs used to value the Private warrants at its fair value is mentioned in Note 5.16. The sensitivity analysis was based on a 5% change in the volatility of instrument. These change in isolation would have increased / decreased the amount of the financial liability by $2.3 million and $0.6 million if the volatility was 34.14% or 24.14%, respectively.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, certain other financial assets, trade payables and other payables, borrowings, employee benefits and social security and financed payments.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.11).

14.     SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the periods ended December 31, 2019 and December 31, 2018 the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the period ended
Party	Transaction type	12/31/2019	12/31/2018
Joint ventures and associates	Sales and services	3,614,799	2,221,306
Joint ventures and associates	Purchases of goods and services	(13,910,670)	(10,939,567)
Joint ventures and associates	Equity contributions	250,000	518,865
Joint ventures and associates	Net loans granted / (cancelled)	-	(6,410,011)
Joint ventures	Interest gain	-	42,202
Key management personnel	Salaries, social security benefits and other benefits	(3,840,825)	(1,670,232)
Key management personnel	Loans granted	-	499,867
Key management personnel	Interest gain	23,537	1,459
Shareholders and other related parties	Sales of goods and services	323,159	1,366,014
Shareholders and other related parties	Purchases of goods and services	(213,874)	(253,639)
Shareholders and other related parties	Net loans granted/(cancelled)	-	404,459
Shareholders and other related parties	Interest gain	-	18,238
Shareholders and other related parties	In-kind contributions (Note 5.6)	588,857	-
Parent company	Interest gain/(lost)	391,537	-
Parent company	Purchases of goods and services	(95)	(56,514)
Total		(12,773,575)	(14,257,553)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Amounts receivable from related parties
Party	Transaction type	12/31/2019	06/30/2019
Parent company	Trade debtors	439,140	440,268
Shareholders and other related parties	Trade receivables	250,438	467,743
Shareholders and other related parties	Allowance for impairment	(30,236)	(75,596)
Other receivables - Other related parties	Other receivables	2,516	10,971
Joint ventures and associates	Trade debtors	1,260,427	2,369
Joint ventures and associates	Other receivables	485,156	250,783
Total		2,407,441	1,096,538

		Amounts payable to related parties
Party	Transaction type	12/31/2019	06/30/2019
Parent company	Trade creditors	(99,037)	(1,568,036)
Parents companies and related parties to Parents	Net loans payables	(17,850,542)	(17,757,907)
Parent company	Consideration payment Semya acquisition	(575,604)	(575,604)
Key management personnel	Salaries, social security benefits and other benefits	(2,039,168)	(2,312,253)
Shareholders and other related parties	Trade and other payables	(1,657,580)	(1,796,932)
Joint ventures and associates	Trade and other payables	(13,949,951)	(4,805,149)
Total		(36,171,882)	(28,815,881)

15.     KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management personnel, including social contributions and other benefits, was as follows for the period ended December 31, 2019, and 2018.

	12/31/2019	12/31/2018
Salaries, social security and other benefits	1,973,491	1,670,232
Share-based incentives	1,867,334	-
Total	3,840,825	1,670,232

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

16.     SHARE-BASED PAYMENTS

Incentive payments based on Parent shares

On August 7, 2019, pursuant to the listing of Bioceres Crop Solutions Corp. on the New York Stock Exchange, the Board of Directors of Bioceres S.A., approved the cancellation of the stock grant incentive plan of Bioceres S.A. for Rizobacter Senior Management. At the same date, the Board of Directors of Bioceres S.A. approved the issuance of 36,000 ordinary shares to each of the members of the Rizobacter Senior Management team.

The shares issued by Bioceres S.A. were valued at measurement date at $5.53 per share as described in Note 2.6.

Incentive payments based on options

In December 2019, purchase options were granted with respect to 1,200,000 ordinary shares for certain executives and directors of the Group.

The exercise price of the stock options is USD 4.55, and they are vested when the beneficiaries have served a period of service since the grant date until each vesting period described below. The beneficiaries must remain in the Company or subsidiary as of the date of exercising the option to exercise it. The stock options expire on October 31, 2029.

Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during twenty-day period to the date of exercise.

The fair value of the stock options at the grant date was estimated using the "Black-Scholes" model considering the terms and conditions under which the options on actions were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Incentive option plan
Weighted average fair value of shares	USD 5.42
Exercise price	USD 4.55
Weighted average expected volatility (*)	29.69%
Dividend rate	0%
Weighted average risk-free interest rate	1.66%
Weighted average expected life	9.89 years
Weighted average fair value of stock options at measurement date	USD 2.47

(*) Implied volatility of Public warrants

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimates that 100% of the share options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of the exercising the options. This estimate is reviewed at the end of each annual or interim period.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the six-month period ended December 31, 2019 and 2018.

	12/31/2019		31/12/2018
	Number of options	Exercise price	Number of options	Exercise price
At the beginning	-	-	-	-
Granted during the period	1,200,000	4,55	-	-
Annulled during the period	-	-	-	-
Exercised during the period	-	-	-	-
Expired during the period	-	-	-	-
Effective at period	1,200,000	4,55	-	-

The charge of the plan recognized during the period amount to $ 1,069,629.

17.     LEASES

As mentioned in Note 3, the Group began applying IFRS 16 and recognized the cumulative initial effect as an adjustment to the opening equity at the date of initial application. The comparative information was not restated.

The Group recognized a right-of-use asset and a lease liability.

The right-of-use asset was initially measured at the amount of the lease liability plus initial direct costs incurred adjusted from pre-payments made related to the lease. The right-of-use asset was measured at cost less accumulated depreciation and accumulated impairment.

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if that can be readily determined. If that rate could not be readily determined, the Group use its incremental borrowing rate.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: (i) the use of a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) reliance on previous assessments on whether leases are onerous, (iii) the accounting for operating leases with a remaining lease term of less than 12 months as at 1 July 2019 as short-term leases, (iv) the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and (v) the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The information about the right of use and liabilities related with lease assets, are as follows:

Lease liability
Operating lease commitments as at June 30,2019	782,791
Discounted using the lessee’s incremental borrowing rate of at the date of initial application	674,360
Add: finance lease liabilities recognized as at June 30,2019	848,817
Lease liability recognized as at 1 July 2019	1,523,177

Lease Liabilities
Non-current	664,980
Current	858,197
Total	1,523,177

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Right-of-use leased asset	12/31/2019
Cost
Book value at the beginning of the period	-
Additions for initial application of IFRS 16	1,523,177
Additions of the period	351,731
Book value at the end of the period	1,874,908

Depreciation
Accumulated depreciation at the beginning of the period	759,045
Depreciation of the period	308,030
Accumulated depreciation at the end of the period	1,067,075
Total	807,833

Lease liability	12/31/2019
Book value at the beginning of the period	-
Additions for initial application of IFRS 16	1,523,177
Additions of the period	279,862
Interest expenses, exchange differences and inflation effects	(373,813)
Payments of the period	(243,414)
Total	1,185,812

Lease Liabilities	12/31/2019
Non-current	528,179
Current	657,633
Total	1,185,812

The recognized right-of-use assets relate to the following types of assets:

	12/31/2019	7/1/2019
Machinery and equipment	413,321	413,321
Vehicles	384,438	384,438
Equipment and computer software	390,125	390,125
Land and buildings	687,024	335,293
	1,874,908	1,523,177

18.     CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In order to guarantee the obligations assumed on the Syndicated loan (incorporated in Bank borrowings in Note 5.11), Rizobacter signed and granted a pledge of a fixed term certificate constituted on September 11, 2017, and extended on December 9, 2019 for $4.4 million disclosed as “Restricted short-term deposit” in “Other financials assets” (Note 5.2).

As of December 31, 2019, Rizobacter had $1 million of debt secured by checks from customers.

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosed made in the Consolidated financial statement as of June 30, 2019.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

19.     EVENTS OCCURRING AFTER THE REPORTING PERIOD

On February 14, 2020, the Group completed the offering of US$7.6 million under Series II of its corporate bonds due 2021. The Group intends to use the proceeds to improve its debt profile as well as for general corporate purposes, including working capital to further support international growth.

Subsequent to December 31, 2019, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these Unaudited interim condensed consolidated financial statements that were not mentioned above.